UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2022

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to deregistration of American Depositary Shares and termination of reporting obligations under the U.S. Securities Exchange Act, dated February 25, 2022	A-1

1.2	Press release (China Telecom seeks to deregister its American Depositary Shares and terminate reporting obligations under the U.S. Securities Exchange Act), dated February 25, 2022	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

2

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our suppliers and other business partners;

•

the impact of the COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, and increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

the impact of Executive Order 13959 signed by the then President of the United States (as subsequently amended on January 13, 2021 and June 3, 2021, the “Executive Order”), and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with the Executive Order, including the completed delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: February 25, 2022	By:	/s/ Ke Ruiwen
		Name:	Ke Ruiwen
		Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

DEREGISTRATION OF AMERICAN DEPOSITARY SHARES AND TERMINATION OF REPORTING OBLIGATIONS UNDER THE U.S. SECURITIES EXCHANGE ACT

This announcement is made by China Telecom Corporation Limited (the “Company”) on a voluntary basis.

Reference is made to the announcement of the Company dated 7 May 2021 in relation to the determination by The New York Stock Exchange LLC (the “NYSE”) to delist the Company’s American Depositary Shares (the “ADSs”) and the Company’s announcement dated 10 September 2021 in relation to the termination of its ADSs program (the “ADS Program”), respectively.

On 7 May 2021, the NYSE filed the Form 25 with the US Securities and Exchange Commission (the “SEC”) and the delisting of the Company’s ADSs became effective on 18 May 2021. On 9 September 2021, the Company resolved to terminate the ADS Program which became effective on 8 December 2021(U.S. Eastern time). In light of the delisting of the ADSs and the termination of the ADS Program, the Company intends to file a Form 15F with the SEC on the date of this announcement to deregister the ADSs and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The Company’s reporting obligation under the U.S. Exchange Act will be suspended immediately upon such filing. The deregistration and termination of reporting obligation is expected to become effective 90 days after the filing, unless withdrawn by the Company or objected to by the SEC. The Company will continue to comply with its financial reporting and other obligations as a listed issuer under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Telecom Corporation Limited Ke Ruiwen Chairman and Chief Executive Officer

Beijing, China, 25 February 2022

A-1

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing (as the Executive Vice President); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

A-2

Exhibit 1.2

【For Immediate Release】

China Telecom seeks to deregister its American Depositary

Shares and terminate reporting obligations

under the U.S. Securities Exchange Act

Hong Kong, 25 February 2022 – China Telecom Corporation Limited (“China Telecom” or “the Company”; HKEx: 00728; SSE: 601728) referred to its announcement dated 7 May 2021 in relation to the determination by The New York Stock Exchange LLC (the “NYSE”) to delist the Company’s American Depositary Shares (the “ADSs”) and its announcement dated 10 September 2021 in relation to the termination of its ADSs program (the “ADS Program”), respectively. On 7 May 2021, the NYSE filed the Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) and the delisting of the Company’s ADSs became effective on 18 May 2021. On 9 September 2021, the Company resolved to terminate the ADS Program which became effective on 8 December 2021 (U.S. Eastern time).

China Telecom announced that in light of the delisting of the ADSs and the termination of the ADS Program, the Company intends to file a Form 15F with the SEC on the date of this press release to deregister the ADSs and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).

The Company’s reporting obligation under the U.S. Exchange Act will be suspended immediately upon such filing. The deregistration and termination of reporting obligation is expected to become effective 90 days after the filing, unless withdrawn by the Company or objected to by the SEC. The Company will continue to comply with its financial reporting and other obligations as a listed-issuer under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

###

Certain statements contained in this press release may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition, results of operations or prospects of the Company to be materially different from any future performance, financial condition, results of operations or prospects implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

B-1

For press enquiries:

China Telecom Corporation Limited

Investor Relations Department

Ms. Lisa Lai / Mr. Nick Fung

IR Enquiry: (852) 2582-0388

Email: ir@chinatelecom-h.com

Fax: (852) 2877-0988

B-2